

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 27, 2009

By facsimile to (602) 248-2822 and U.S. Mail

Mr. Ian Quinn
Chairman, Chief Executive Officer, and Chief Financial Officer
Charmed Homes Inc.
60 Mount Kidd Point, S.E.
Calgary, Alberta T2Z 3C5, Canada

Mr. David Ly
President and Chief Executive Officer
IntelaSight, Inc., doing business as Iveda Solutions
1201 South Alma School Rod, Suite 4450
Mesa, AZ 85210

Re: Charmed Homes Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-4
        Filed July 10, 2009
        File No. 333-159272
        Quarterly Report on Form 10-Q for the quarter ended April 30, 2009
        Filed June 16, 2009
        File No. 0-53285

Dear Messrs. Quinn and Ly:

        We reviewed the filings and have the comments below.

S-4/A1

General

1.   Disclosures indicate that the merger agreement is attached to the information
        statement/prospectus as Annex A and that relevant portions of the Washington Business
        Corporation Act are attached to the information statement/prospectus as Annex B. We
        are unable to locate the annexes. Please revise.

Summary Selected Historical Financial Data of Charmed, page 9

2.   Several amounts presented for the three months ended April 30, 2009 do not agree with amounts reported in your financial statements. Please revise.

Pro forma Financial Data, page 11

3.   We note your response to prior comment 7 and note your reference to the year ended January 31, 2008 when discussing your unaudited pro forma condensed consolidated income statements. Please revise to change this to January 31, 2009.

Summary Conditions to Completing the Merger, page 35

4.   We note your response to prior comment 18 in which you state that the parties intend to waive the condition to closing that Charmed Homes have no assets or liabilities. Please clarify whether the condition has been removed or waived by an enforceable agreement between the parties, disclose the material terms of such agreement, and reconcile your disclosure which states, on pages 7 and 35, that this remains a closing condition. Alternatively, if the parties have only expressed their intention to waive but have not amended the merger agreement or entered into any other enforceable agreement to waive, please discuss this in the document and, as requested in prior comment 18, describe the steps that Charmed Homes intends to take to dispose of its assets and liabilities prior to closing. If there are other closing conditions that you anticipate waiving, please disclose those as well. This comment also applies to your disclosure of closing conditions on page 7.

The Merger Agreement – Investor Disclaimer, page 38

5.   We note your response to prior comment 23, including your confirmation that you must consider whether additional disclosures are necessary to put disclosures in the merger agreement in context. However, several statements in the information statement/prospectus continue to suggest to investors that they should not rely on the merger agreement as disclosure or that the merger agreement disclosures may not be materially complete:

    •   The statement that "The foregoing description of the Merger Agreement does not purport to be complete" suggests that it does not contain all of the material terms and provisions of the merger agreement. Please revise to make clear that the description of the merger agreement contains all of the material terms and provisions of the merger agreement.

- The statement that "The Merger Agreement is not in any way intended as a document for investors to obtain factual information about the current state of affairs of Charmed" and the statement that "Such information can be found in Charmed's reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended" suggest that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

- The statement that investors are not third-party beneficiaries, particularly in the context of your discussion of the representations and warranties as disclosure, suggests that investors cannot rely on the information in the merger agreement. Please remove this statement as well as the phrase "Investor Disclaimer" from the title of this section.

- The statement that "the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement…, were solely for the benefit of the parties to such agreement" suggests that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

- Where you state that provisions of the merger agreement have been limited, amended, or qualified by confidential disclosures exchanged between the parties, please also clarify that investors should read the merger agreement in the context of your other public disclosures in order to have a materially complete understanding all of the merger agreement disclosures.

- Where you state that subsequent information may or may not be fully reflected in Charmed Homes' public disclosures, please clarify that your public disclosures will include any material information necessary to provide investors with a materially complete understanding of the merger agreement disclosures.

- As noted previously, notwithstanding the inclusion of disclaimers, you are responsible for considering whether additional specific disclosures of material information about material contractual provisions are required to make the statements included in the information statement/prospectus not misleading. Include disclosure acknowledging that, if specific material facts exist that

contradict the representations, warranties, or covenants contained in the merger
agreement, you have provided corrective disclosure.

Application of Critical Accounting Policies, page 69

6.   We have read your response to comment 29 which indicates that an impairment test
under SFAS 144 was not performed at December 31, 2008 because the majority of your
long lived assets are leased equipment that generates revenue and positive margins. In
determining whether to test long lived assets for impairment, paragraph 8 of SFAS 144
states a long lived asset should be tested for recoverability whenever events or changes in
circumstances indicate that its carrying amount may not be recoverable, such as a
current-period operating or cash flow loss combined with a history of operating or cash
flow losses. Given that you reported net losses for the quarter ended March 31, 2009 and
the year ended December 31, 2008, negative cash flows from operating activities as of
March 31, 2009 and December 31, 2008, an accumulated deficit as of March 31, 2009,
and you received a going concern opinion from your independent auditor, it is unclear
how you determined that an impairment test was not necessary. We further note that
margins have decreased from $237,000 to $149,000 in 2008 and further declined during
the three months ending March 31, 2009 to $58,000 compared to $117,000 during the
three months ending March 31, 2008. Please tell us and disclose, in future filings,
specifically how the leased equipment is used to generate revenues, including whether
these assets are computer systems that you have installed at a customer site or if they are
used in house for monitoring and surveillance of client locations. To the extent these
assets are installed at a client location, please tell us how your business strategy to focus
more on monitoring and less on installation and sales has impacted your determination to
perform an impairment test and the assumption that these assets will generate revenue
and positive margins, if at all.

Certain Relationships and Related Transactions, page 80

7.   Since we are unable to locate the response to prior comment 37, we reissue the comment
to disclose whether the terms of the surveillance services provided to entities owned by
Mr. Ross Farnsworth are no more favorable to entities owned by Mr. Farnsworth than the
terms of the surveillance services provided to other customers.

Mr. Ian Quinn
Mr. David Ly
July 27, 2009
Page 5

Financial Statements, page F-1

8. We note revenue reported in your revised preliminary information statement on Schedule
    14C filed on March 4, 2009 decreased by $37,138 as compared to the amount reported in
    your Form S-4 due to a cutoff issue related to invoices; however, accounts receivable
    only decreased by $24,499. Please reconcile the changes in accounts receivable to the
    changes in revenue and explain other activity that would have impacted these accounts
    other than the cutoff reclassification.

Note 1 – Summary of Significant Accounting Policies, page F-9

Cash and Cash Equivalents, page F-9

9. We have read your response to comment 44 and revised disclosure on page F-9. Please
    tell us the original maturity dates of your CDs that you currently classify as cash
    equivalents. Your response indicates that your CDs meet the paragraph 8 criteria and
    that the CDs are near their maturity dates. Note footnote 2 to paragraph 8 clarifies that
    only investments with original maturities of three months or less qualify as a cash
    equivalent and that investments do not become cash equivalents just because its
    remaining maturity is three months or less. To the extent your CDs had an original
    maturity date that is so near maturity that there is insignificant risk of changes in value
    because of interest rate fluctuations, please revise your filing to clarify why you believe
    your CDs should be classified as a cash equivalent and quantify your cash equivalents for
    each period that you present a balance sheet.

Note 3 – Accrued Expenses, page F-14

10. We note your $40,567 deferred rent balance at March 31, 2009 and December 31, 2008.
    Please tell us and disclose the nature of this balance, including whether this relates to
    your operating lease of your office facilities, how this deferred rent balance was
    generated (e.g., scheduled rent increases) and why the balance has not changed since year
    end.

Exhibit 5.1

11. Revise the number of shares of common stock, the number of options to purchase shares
    of common stock, and the number shares of common stock issuable upon exercise of
    stock options and warrants stated in the first paragraph to conform to the numbers shown
    in the calculation of registration fee table on the registration statement's facing page.

12.   Please have counsel remove the assumption that the securities have been sold in accordance with the securities laws of various states in which they may be issued. The opinion should be that the securities are legally issued, <u>etc.</u> under the laws of the state of incorporation.

13.   We note that the stock options and warrants you are registering are governed by the laws of the State of Washington. Please revise the opinion to include the enforceability of the company's obligations with respect to the options and warrants under Washington law, or provide a separate opinion of Washington counsel for this purpose.

<u>Exhibit 8.1</u>

14.   We note that the tax opinion assumes that the merger is consummated in accordance with the terms of the merger agreement and that there are no waivers of material provisions thereof. Please explain supplementally, with a view toward disclosure in the opinion and tax disclosures, how the waiver of the closing condition that Charmed Homes have no assets or liabilities at closing impacts the opinion and tax treatment of the transaction.

15.   The statement under B "This opinion is subject to the receipt by counsel prior to the Effective Time of certain representations and covenants of Parent and Target" is an unacceptable qualification. Please delete.

16.   It is unclear why the opinion addresses receipt of cash for fractional shares since the exchange ratio in the merger is 1:1. Please revise so that the opinion clearly reflects the terms of the present transaction. This comment also applies to your disclosure in the section entitled "Federal Income Tax Considerations" on page 37.

17.   We note under 5(1) the statement "…we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws." Since the opinion must speak as of the registration statement's effective date, please delete. Alternatively, file a new opinion immediately before the registration statement's effective date.

18.   Please remove the limitation in the final sentence of the opinion that the opinion may not be available to any other person without consent. You may limit your opinion as to purpose, but not as to the persons entitled to rely upon it.

Exhibit 10.4

19.   We note that you omit exhibits B, C, and D to exhibit 10.4. Since Item 601(b)(10) of
         Regulation S-K requires the filing of material contracts in their entirety, refile the exhibit
         in its entirety.

Closing

         As appropriate, please amend the registration statement in response to these comments.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after review of your amendment and
responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

         Notwithstanding our comments, when Charmed Homes requests acceleration of the
effective date of the pending registration statement, provide a written statement from each of
Charmed Homes and IntelaSight acknowledging that:

   •   Should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing.

   •   The action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve Charmed Homes and IntelaSight
       from their full responsibility for the adequacy and accuracy of the disclosure in
       the filing.

   •   Charmed Homes and IntelaSight may not assert staff comments and the
       declaration of effectiveness as a defense in any proceeding initiated by the
       Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all

Mr. Ian Quinn
Mr. David Ly
July 27, 2009
Page 8

information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Senior Staff Accountant, at (202) 551-376854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: The Corporation Trust Company of Nevada
        Agent for Service, Charmed Homes Inc.
        6100 Neil Road, Suite 500
        Reno, NV 89511

        Stephen R. Boatwright, Esq.
        Alicia M. Corbett, Esq.
        Keller Rohrback, PLC
        3101 North Central Avenue, Suite 1400
        Phoenix, AZ 85012-2643